Exhibit 4.5

MANAGEMENT SERVICES AGREEMENT

This Agreement is made as of July 1, 2006 between

NORSEMONT MINING INC.
("Norsemont" or the "Corporation")

and

MOSAM VENTURES INC.
("Mosam")

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1 – INTERPRETATION

1.1 Definitions.

(a) ***Cause*** means (i) a breach by Mosam or the Employee of their respectuve obligations under section 4.2(b) or 4.4(b), (ii) a breach by Mosam or the Employee of any of the other covenants, terms or conditions in this Agreement, (iii) the unwillingness or inability of Mosam to provide the services of Mr. Marc Levy or other person acceptable to Norsemont in accordance with section 2.7, and (iv) any other event or circumstance that, under the laws of the Province of British Colombia, entitles the Corporation to terminate the services of Mosam or the Employee for cause.

(b) ***Change of Control*** means:

(a) any change in the beneficial ownership, direct or indirect, of the voting securities of the Corporation as a result of which a person, or a group of persons acting jointly or in concert within the meaning of the *Securities Act* (British Colombia), is in a position to exercise effective control over the Corporation; or

(b) any change in the direct or indirect ownership of, or control or direction over, assets of the Norsemont as a result of which a person, or group of persons acting jointly or in concert within the meaning of the *Securities Act* (British Columbia), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of Norsemont.

(c) ***Common Shares*** means common shares of the Corporation.

(d) ***Confidential Information*** means commercially or competitively sensitive information concerning the business and affairs of Norsemont Group, including information concerning the finances, employees, technology, processes, facilities, products, suppliers, customers and markets of Norsemont Group.

(e) ***Date of Termination*** means:

(1) in the case of a Notice of Termination given by the Corporation to Mosam, the date on which the Notice of Termination is given to Mosam; and

(2) in the case of a Notice of Termination given by Mosam to the Corporation, the date which is 30 days after the date on which the Notice of Termination is given by Mosam.

(f) ***Employee*** means, unless otherwise determined pursuant to section 2.7, Mr. Marc Levy.

(g) ***Norsemont Group*** means the Corporation and its subsidiaries and any other entity the financial results of which are consolidated with those of the Corporation.

(h) ***Notice of Termination*** means a notice of termination of the Employee's services to the Corporation.

(i) ***Policies*** means the Disclosure Policy and other policies and procedures adopted by the Corporation from time to time, as applicable and amended from time to time.

(j) ***Severance Period*** means a period of twelve (12) months from the Date of Termination.

(k) ***Stock Option Plan*** means the stock option plan of the Corporation, as amended from time to time.

1.2 Interpretation

(a) The headings in this Agreement are for convenience of reference only and do not affect interpretation.

(b) The following rules of interpretation apply to this Agreement unless the context requires otherwise:

(1) the singular includes the plural and conversely;

(2) a gender includes all genders;

(3) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(4) a reference to a person includes an individual, a trust, a corporation, an unincorporated body and any other entity;

(5) a reference to a section is to a section of this Agreement;

(6) a reference to a party includes the party's legal representatives, successors and permitted assigns;

(7) unless otherwise stated, a reference to a currency is to US dollars;

(8) mentioning anything after include, includes or including does not limit what else might be included; and

(9) time is of the essence.

(c) If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision shall not affect the legality, validity or enforceability of the remaining provisions of this Agreement or the legality, validity or enforceability of that provision in any other jurisdiction.

(d) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SECTION 2 – MANAGEMENT SERVICES

2.1 Position. Mosam shall provide to the Corporation the services of the Employee and the Employee shall serve the Corporation as the Chief Executive Officer of the Corporation and Chairman of the Board of Directors of the Corporation.

2.2 Reporting. In carrying out the duties and functions of the Employee, Mosam and the Employee shall be subject to the control and direction of the Board of Directors of the Corporation.

2.3 Place of Employment. The Employee's place of employment is the City of Vancouver, British Columbia.

2.4 Travel. Mosam acknowledges that, in carrying out his duties and functions, the Employee may be required to travel frequently to places, other than his place of employment, where the Corporation has operations, including Peru.

2.5 Other Positions. If requested by the Corporation, Mosam agrees to provide the services of the Employee as a director or officer of other members of the Norsemont Group.

2.6 Review by Compensation Committee. The Compensation Committee of the Board of Directors of the Corporation will review the terms of this contract as part of its mandated activities and report to the Board of Directors with respect to any proposed changes or modifications.

2.7 Provision of Services. Mosam agrees to provide the services of Mr. Marc Levy as the Employee. If Mosam wishes to provide the services of someone other than Mr. Marc Levy for these purposes, it shall first notify Norsemont of its intention not less than five (5) business days before such other person is to provide services, and Norsemont may notify Mosam that it does not wish to have such other person oversee and substantially carry out the services in which case such services will be provided by a person agreed upon by Norsemont and Mosam. If after such notification Mosam is unable or unwilling to provide the services of a person agreed upon by Norsémont, then Norsemont may immediately terminate this Agreement for Cause in accordance with section 5.2 hereof.

SECTION 3 – COMPENSATION

3.1 Management Fees and Benefits.

(a) The Corporation shall pay to Mosam management fees of $144,000 per year, payable in 12 one monthly instalments.

(b) The Corporation shall review the fees payable hereunder within three (3) months of the first and each subsequent anniversary of the date of this Agreement. Any change in the management fees for a year shall be effective as of July1 of the year.

(c) The Corporation shall provide to the Employee such benefits and perquisites as may, from time to time, be made available by the Board of Directors to employees of the Corporation generally.

3.2 Stock Options.

(a) The Employee shall be eligible to participate in the Stock Option Plan, in amounts to be determined by the compensation committee.

(b) All options granted to the Employee shall be subject to the terms and conditions of the Stock Option Plan.

3.3 Vacation.

(a) The Employee shall be entitled to 20 days vacation during each year of the provision of services hereunder (pro rated for part years).

(b) The Employee shall take his vacation at a time or times reasonable for each of the Corporation, Mosam and the Employee in the circumstances.

(c) Any unused vacation time will accrue or at the election of the Corporation be paid in cash to Mosam if not used.

3.4 Expenses.

(a) The Corporation shall reimburse the Employee or Mosam on demand for all reasonable out-of-pocket expenses properly incurred by him or it in the course of the provision of services to the Corporation.

(b) The Employee or Mosam, as the case may be, shall provide the Corporation with appropriate statements and receipts verifying such expenses.

3.5 No Deductions. All fees and expense paid or provided to Mosam or to the Employee under this Agreement shall be paid in full with no withholding or deductions at source.

SECTION 4 – COVENANTS

4.1 Services. During the provision of services to the Corporation, the Employee shall devote such portion of his time, attention and effort to the business and affairs of the Corporation as may be reasonably necessary to perform his duties in accordance with standards as are customary for similar types of businesses.

4.2 Confidential Information.

(a) Mosam and the Employee acknowledges that, by reason of his services to the Corporation, the Employee and Mosam will have access to Confidential Information.

(b) During and after the provision of services the Corporation, Mosam and the Employee shall not disclose, except in the proper course of providing services to the Corporation, or use for personal gain or benefit, any Confidential Information.

4.3 Inoculations. During the provision of services to the Corporation, before traveling to any country where there is a risk of disease, the Employee shall obtain and maintain, at the expense of the Corporation, those inoculations recommended for travellers to that country.

4.4 Policies.

(a) The Employee acknowledges receipt of a copy of and confirms that he has read and understands the Policies.

(b) The Employee agrees to comply with the Policies and acknowledges that failure to do so will constitute grounds for the Corporation to terminate the services to the Corporation for Cause.

4.5 Termination of Employment. Upon the termination of the services to the Corporation, Mosam shall cause the Employee to promptly:

(a) deliver or cause to be delivered to the Corporation all books, documents, money, securities and other property of the Norsemont Group that are in the possession, charge, control or custody of Mosam or the Employee; and

(b) resign as a director and officer of all members of the Norsemont Group.

4.6 Non-Competition. After the expiry or termination for any reason of this Agreement, Mosam and the Employee agree that the Employee will not for one (1) year, directly or indirectly, whether as principal, agent, director of a company, employee or otherwise, carry on or be engaged or concerned or take part in any business which is competitive to Norsemont using any data or knowledge which is proprietary to Norsemont.

SECTION 5 – TERM AND TERMINATION

5.1 Term. The services to the Corporation shall be for a two-year term. It is understood and agreed that if the term of this Agreement is not renewed at the end of the two- year term for any reason other than cause, the provisions of section 5.4 will apply and Mosam will be entitled to the amounts set out therein.

5.2 Notice of Termination by the Corporation. The Corporation may terminate the services to the Corporation at any time by giving a Notice of Termination to Mosam.

5.3 Notice of Termination by Mosam. Mosam may terminate the provision of services to Corporation at any time by giving Notice of Termination to the Corporation.

5.4 Payment on Termination without Cause.

(a) If the Corporation terminates the services to the Corporation pursuant to section 5.2 for any reason other than Cause, the Corporation shall pay to Mosam an amount equal to one (1) year's management fees.

(b) The Corporation shall pay the amount payable by it to Mosam pursuant to section 5.4(a) within 30 days after the Date of Termination.

(c) The parties agree that the provisions of section 5.4(a) are fair and reasonable and that the amount payable by the Corporation to Mosam pursuant to section 5.4(a) is a reasonable estimate of the damages that Mosam will suffer in the event of the termination of the services to the Corporation in the circumstances set out in section 5.4(a) and shall not be construed as a penalty.

5.5 Payment on Termination without Cause after Change of Control.

(a) If, within 12 months after a Change of Control the Corporation terminates this Agreement pursuant to section 5.2 for any reason other than Cause, the Corporation shall (in addition to any other amount that may be payable to Mosam under this Agreement in respect of the provision of services to the Corporation up to the date of Termination):

(1) pay to Mosam an amount equal to one (1) year's management fees.

(2) immediately vest all stock options granted by it to the Employee and not vested on the Date of Termination, subject to approval of accelerated vesting upon Change of Control at the next annual general meeting of the Corporation, and

(3) maintain the Employee's benefits under this Agreement for a period equal to the remaining term of this Agreement as set out in section 5.1 plus one year or, if that is not possible or if so requested by Mosam, pay to Mosam an amount equal to the value of the Employee's benefits (which, in the case of insurance benefits, shall be the amount of the premiums that would have been payable by the Corporation to provide the insurance benefits).

(b) The Corporation shall pay the amounts payable by it to Mosam pursuant to section 5.5(a) within 30 days after the Date of Termination.

(c) The parties agree that the provisions of section 5.5(a) are fair and reasonable and that the amount payable by the Corporation to Mosam and the Employee pursuant to section 5.5(a) is a reasonable estimate of the damages that Mosam will suffer in the event of the termination of the services to the Corporation in the circumstances set out in section 5.5(a) and shall not be construed as a penalty.

SECTION 6 – GENERAL

6.1 Notices. Any notice or other communication to be given pursuant to this Agreement shall be in writing and shall be effective if delivered personally or sent by fax as follows:

if to the Corporation:

507 - 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Attention: Chairman, Compensation Committee of Board of Directors
Fax No.: 1(604) 669-9768

if to Mosam:

6828 Beechwood Avenue
Vancouver, British Columbia
Canada V6P 5V2

Attention:	Mr. M. Levy
Fax No.:	1 (604) 357-1083
Mobile:	1 (604) 506-6280

or to such other address or fax number as a party may from time to time advise. Any such notice or other communication (including a change of address or fax number) shall be deemed to have been given when received.

6.2 Arbitration.

(a) Any disagreement between the Corporation and Mosam with respect to the interpretation or application of this Agreement that cannot be resolved by agreement shall be referred to arbitration by a single arbitrator under the laws of the Province of British Columbia.

(b) Each of the Corporation and Mosam shall bear its own costs and expenses of any arbitration.

(c) The Corporation shall pay the fees and expenses of the arbitrator in any arbitration unless the arbitrator determines that Mosam has commenced the arbitration without reasonable cause, in which event Mosam shall pay the fees and expenses of the arbitrator.

6.3 No Assignment. Mosam may not assign this Agreement without the prior written consent of Norsemont.

6.4 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties.

6.5 Entire Agreement. This Agreement is the entire agreement between the parties with respect to the provision of services to the Corporation and supersedes and replaces all other agreements and understandings, written or oral, between the Corporation and Mosam with respect to the provision of services to the Corporation.

The parties have executed this Agreement.

NORSEMONT MINING INC.

By: ______________________

Name: BRIAN KERZNER
Title: DIRECTOR

MOSAM VENTURES INC.

By: ______________________

Name: MARC LEVY
Title: PRESIDENT